Exhibit 12.1

Burlington Northern Santa Fe, LLC and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
In millions, except ratio amounts
(Unaudited)

	2015	2014	2013	2012	2011
Earnings:
Income before income taxes	$6,775	$6,169	$5,928	$5,377	$4,741
Add:
Interest and other fixed charges, excluding capitalized interest	928	833	729	623	560
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	200	200	189	197	249
Distributed income of investees accounted for under the equity method	14	7	7	6	6
Amortization of capitalized interest	4	3	2	1	1
Less:
Equity in earnings of investments accounted for under the equity method	16	16	14	14	15
Total earnings available for fixed charges	$7,905	$7,196	$6,841	$6,190	$5,542
Fixed charges:
Interest and fixed charges	$962	$863	$758	$647	$580
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	200	200	189	197	249
Total fixed charges	$1,162	$1,063	$947	$844	$829
Ratio of earnings to fixed charges	6.80x	6.77x	7.22x	7.33x	6.69x

E-5